SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Lineu Gomes S/N, Portaria 3,
Aeroporto
04626-900 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING,
HELD ON MARCH 19, 2009

Date, time and place: Held on March 19, 2009, at 2:00 pm, at Praça Comte Linneu Gomes, S/N, Portaria 3 – Prédio 07, Jardim Aeroporto, São Paulo, SP, Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A., (“Company”). Attendance: Totality of the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”). Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Call: By call notice, in writing. Agenda: Resolve on: (i) the approval of the Financial Statements of the Company for the fiscal year 2008, as duly audited by Ernst & Young Auditores Independentes (“Ernst & Young”) and (ii) the election of Executive Officers. Resolutions taken: After necessary clarifications: (i) after detailed analysis of the Financial Statements of the Company for fiscal year 2008, the Audit Committee recommended their approval by the Board of Director, which was made by unanimous voting. Accordingly, a copy of mentioned Financial Statements, as duly approved and initialed by the Chairman and the Secretary of the Meeting, will be filed with the head-office, the referred Financial Statements to be disclosed within the time required by law and (ii) according to the art. 17 and followings of the Company’s Bylaws, the election of Executive Officers of the Company were reelected for an unified term of office of 1 (one) year, as follows: (a) CONSTANTINO DE OLIVEIRA JÚNIOR, Brazilian, married, businessman, bearer of Identity Card R.G. nº 929.100 SEP/DF and enrolled with the C.P.F. under nº 417.942.901 -25, to the title of Chief Executive Officer; (b) LEONARDO PORCIUNCULA GOMES PEREIRA, Brazilian, married, business administrator, bearer of Identity Card RG 040.410.961 and enrolled with the C.P.F. under no. CPF/MF 606.399.897 -72 for the office of Executive Vice-President, Chief Financial Officer and Investor Relations Officer of the Company; (c) WILSON MACIEL RAMOS, Brazilian, businessman, bearer of Identity Card R.G. nº. 545.823 -SEP/DF and enrolled with the C.P.F. under no. 096.377.109 -49, to the title of Vice-President Officer; (d) FERNANDO ROCKERT DE MAGALHÃES, Brazilian, married, aeronaut, bearer of Identity Card R.G. nº 8.539.475 -0 SSP/SP and enrolled with the C.P.F. under no. 276.178.827 -34, to the title of Vice-President Officer; and (e) TARC¥SIO GERALDO GARGIONI, Brazilian, businessman, bearer of Identity Card R.G. nº 175.302 -9 SSP/SC and enrolled with the C.P.F. under no. 133.272.919 -34, to the title of Vice-President Officer, all domiciled at Praça Comte Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Sala de reuniões do Conselho de Administração, Jardim Aeroporto, São Paulo, SP. The compensation of the Management of the Company will be fixed in the Ordinary General Shareholders’ Meeting of the Company. The Officers have declared, in accordance with Law 6404/76, as amended, Article 147, Paragraphs 1 and 2, that they are not subject to any of the crimes contemplated in the Law and which might prevent them from exercising commercial activities. The then-elected Directors shall enter upon their respective offices by signing the Instrument of Investiture, to be transcribed on the Book of Minutes of the Executive Board Meetings. Adjournment

of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did so, the meeting was adjourned for the time necessary to draw up these Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this instrument to be a true copy of the Minutes drawn up in the company’s records.

São Paulo, March 19, 2009.

_______________________________________	_______________________________________
Constantino de Oliveira Jr.	Henrique Constantino
Chairman	Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.